UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

NEW PLAN EXCEL REALTY TRUST, INC.

(Name of Subject Company (Issuer))

Super MergerSub Inc.
Centro Properties Limited

(Names of Filing Persons (Offerors))

Common Stock, $.01 par value per share

(Title of Class of Securities)

648053106

(CUSIP Number of Class of Securities)

Michael V. Gisser, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Suite 3400
Los Angeles, California 90071
(213) 687-5000

(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$3,434,692,617	$105,445.06

*                    Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended. The amount of the filing fee is calculated by multiplying the transaction value by 0.0000307. The transaction value was determined by multiplying the offer price of $33.15 per share by 103,610,637 shares of common stock issued and outstanding (the number of shares represented by New Plan Excel Realty Trust, Inc. in the Merger Agreement (as defined herein) to be issued and outstanding as of February 27, 2007). The filing fee was previously paid with the original filing on Schedule TO on March 8, 2007.

☐              Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐              Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒            third-party tender offer subject to Rule 14d-1.

☐              issuer tender offer subject to Rule 13e-4.

☐              going-private transaction subject to Rule 13e-3.

☐              amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Amendment No. 3 to Tender Offer Statement on Schedule TO (“Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission (the “Commission”) on March 8, 2007, as amended by Amendment No. 1 thereto filed with the Commission on March 21, 2007 and as further amended by Amendment No. 2 thereto filed with the Commission on March 29, 2007 (as so amended, the “Original Schedule TO” and, together with this Amendment, this “Schedule TO”), relating to the offer by Super MergerSub Inc., a Maryland corporation (“Purchaser”) and an affiliate of Centro Properties Limited (“Centro”), to purchase all outstanding shares of common stock, $.01 par value per (“Shares”), of New Plan Excel Realty Trust, Inc., a Maryland corporation (“New Plan”), at a price of $33.15 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 8, 2007, as amended and supplemented by Amendment and Supplement No. 1 thereto, dated March 21, 2007, and Amendment and Supplement No. 2 thereto, dated March 29, 2007, and as supplemented by the press release dated April 5, 2007 filed herewith (as it may be further amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, as amended and supplemented by Amendment and Supplement No. 1 thereto, dated March 21, 2007, and as supplemented by the press release dated April 5, 2007 filed herewith (as it may be further amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(J), (a)(1)(K) and (a)(1)(L), respectively. This Schedule TO is being filed on behalf of Purchaser and Centro. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Original Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 11.

Items 1, 4, 5, 6, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following paragraphs thereto:

The Offer expired at 12:00 midnight, New York City time, on Wednesday, April 4, 2007. Following the expiration of the Offer, we accepted for payment, in accordance with the terms of the Offer, all Shares that had been validly tendered and not withdrawn prior to the Expiration Date. We will promptly pay for all such Shares accepted for payment in accordance with the terms of the Offer. The Depositary for the Offer has advised us that, as of the Expiration Date, a total of approximately 86,201,074 Shares, representing approximately 83% of the Shares outstanding, had been validly tendered and not withdrawn pursuant to the Offer. The number of tendered Shares includes approximately 17,095,165 Shares to be delivered by guaranteed delivery procedures.

On April 5, 2007, we issued a press release announcing that, pursuant to Rule 14d-11 under the Exchange Act, we had commenced a ten business day subsequent offering period for all remaining untendered Shares. A copy of the press release is attached as Exhibit (a)(1)(L) hereto and is incorporated herein by reference.

The subsequent offering period commenced today and will expire at 12:00 midnight, New York City time, on Wednesday, April 18, 2007, unless further extended. We reserve the right to extend the subsequent period in accordance with applicable law, and any such extension will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the day the subsequent offering period was scheduled to expire.

We will pay the same $33.15 net per share in cash (without interest thereon and less any required withholding taxes) Offer Price for Shares validly tendered during the subsequent offering period. This is the same Offer Price offered during the initial offering period. We will immediately accept and promptly pay for all Shares validly tendered during the subsequent offering period. Procedures for tendering Shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (1) Shares cannot be delivered by the guaranteed delivery procedures, and (2) pursuant to Rule 14d-7(a)(2) under the Exchange Act, Shares tendered during the subsequent offering period may not be withdrawn.

Each of the Offer to Purchase and the Letter of Transmittal is hereby supplemented with the text of the press release attached as Exhibit (a)(1)(L) hereto.

Item 12.                 Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit in numerical order:

(a)(1)(L)                             Press Release issued by Centro on April 5, 2007

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Super MergerSub Inc.
By:	/s/ John Hutchinson
Name: John Hutchinson
Title: Vice President
Centro Properties Limited
By:	/s/ Andrew Scott
Name: Andrew Scott
Title: Director

Dated: April 5, 2007

EXHIBIT INDEX

The Exhibit Index is hereby amended and supplemented by adding the following in numerical order in such Exhibit Index:

Exhibit No.	Document
(a)(1)(L)	Press Release issued by Centro on April 5, 2007.